SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: July 29, 2010

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD SECOND QUARTER 2010 RESULTS;
SECOND QUARTER REVENUES INCREASE 123%
YEAR-OVER-YEAR TO $14.9 MILLION

Yokneam, Israel, July 29, 2010 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights:

•	Second quarter revenues increased 123% year-over-year and 10% sequentially, reaching $14.9 million

•	Gross margin for the quarter reached 72.0% on a GAAP basis and 75.8% on a non-GAAP basis

•	Net income for the quarter was $2.2 million on a GAAP basis and $7.1 million on a non-GAAP basis

•	Operating cash flow for the quarter was $7.6 million

•	End of quarter net cash was $83.3 million

Second Quarter 2010 Results:

Total revenues in the second quarter of 2010 were $14.9 million, an increase of 123% compared to $6.7 million in the second quarter of 2009, and an increase of 10% compared to $13.6 million in the first quarter of 2010.

Net income, on a GAAPbasis, for the second quarter of 2010 was $2.2 million (which included utilization of deferred tax asset of $2.7 million) or $0.09 per share (diluted), compared to net loss of $0.7 million, or $0.03 loss per share, in the second quarter of 2009, and net income of $2.9 million (which included utilization of deferred tax asset of $1.1 million), or $0.11 per share (diluted), in the first quarter of 2010.

Net income, on a non-GAAP basis, for the second quarter of 2010 was $7.1 million, or $0.26 per share (diluted), compared to non-GAAP net income of $1.2 million, or $0.05 per share (diluted), in the second quarter of 2009, and non-GAAP net income of $6.0 million, or $0.23 per share (diluted), in the first quarter of 2010.

Cash, cash equivalents and marketable securities as of June 30, 2010, totaled $83.3 million, compared to $75.0 million as of March 31, 2010.  Cash generated from operations during the second quarter was $7.6 million and cash provided by financing activities was $0.7 million.

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Six Months 2010 Results:

Total revenues for the six months ended June 30, 2010 were $28.5 million, a year-over-year increase of 72% compared to $16.5 million for the six months ended June 30, 2009. Net income on a GAAP basis for the six months ended June 30, 2010 was $5.1 million (which include utilization of deferred tax asset of $3.9 million), or $0.20 per share (diluted), compared to net income of $0.7 million, or $0.02 per share (diluted), for the six months ended June 30, 2009. Net income on a non-GAAP basis for the six months ended June 30, 2010 was $13.1 million or $0.50 per share (diluted), compared with non-GAAP net income of $4.6 million, or $0.18 per share (diluted), for the six months ended June 30, 2009.

Eli Fruchter, CEO of EZchip commented, “The second quarter was another record quarter for EZchip as we continued our growth trend.  Revenues from our specialized NP-3 processor sold through Marvell grew significantly as these chips began to ship in production systems, resulting in sales to Marvell representing 26% of our revenues in the second quarter.  We believe that the specialized NP-3 customer is still very early in the ramp and therefore Marvell is likely to become our biggest customer going forward.  In addition, for the first time, an additional NP-3 customer contributed 10% of our revenues in the second quarter, reflecting the success of our efforts to diversify our customer base.  We believe this customer is also very early in the ramp and its share of our total revenues may increase in the near future.

“We are continuing to ship NP-4 samples to customers, and several factors point to NP-4's promising revenue potential.  NP-4 has already accumulated twice as many important design wins as NP-2 and NP-3 combined, garnering design wins from the vast majority of high volume CESR platforms that use high-speed merchant NPUs.  In addition, NP-4 is expected to be sold at approximately twice the average sales price of NP-2 and NP-3.  Looking ahead from our current position at the beginning of the NP-3 ramp and a year away from NP-4 early production revenues, we believe we have established a strong basis for future growth.”

Conference Call

The Company will be hosting a conference call later today, July 29, 2010, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through live webcast, please access the inevstor relations’ section of EZchip’s corporate website, http://www.ezchip.com, at least 5 minutes before the conference call commences.

To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10-15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
International Dial-in Number (Israel): +972 3 918 0609
Israel Dial-in Number: 03 918 0609

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with ASC 718 (originally issued as SFAS 123R), amortization of intangible assets, benefit from (provision for) taxes on income, and net loss (income) attributable to noncontrolling interest.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 25, 2010 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- Financial Tables Follow --

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009

Revenues	$14,897	$13,588	$6,673	$28,485	$16,521
Cost of revenues	3,669	3,705	1,860	7,374	4,666
Amortization of purchased technology	495	496	497	991	993
Gross profit	10,733	9,387	4,316	20,120	10,862

Operating expenses:
Research and development, net	3,631	3,280	3,237	6,911	6,521
Selling, general and administrative	2,373	2,360	2,028	4,733	4,166
Total operating expenses	6,004	5,640	5,265	11,644	10,687

Operating income (loss)	4,729	3,747	(949)	8,476	175

Financial income, net	258	261	213	519	489
Income (loss) before taxes on income	4,987	4,008	(736)	8,995	664

Taxes on income	2,739	1,140	--	3,879	--

Income (loss) before noncontrolling interest	2,248	2,868	(736)	5,116	664
Less: Net loss attributable to noncontrolling interest	--	--	25	--	34
Net income (loss)	$2,248	$2,868	$(711)	$5,116	$698

Net income (loss) per share:
Basic	$0.09	$0.12	$(0.03)	$0.21	$0.03
Diluted	$0.09	$0.11	$(0.03)	$0.20	$0.02
Weighted average shares used in per share calculation:
Basic	25,093,667	24,719,609	23,350,668	24,907,671	23,347,415
Diluted	26,193,255	25,629,047	23,350,668	25,850,926	23,361,923

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Reconciliation of GAAP to Non-GAAP Measures (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009

GAAP gross profit	$10,733	$9,387	$4,316	$20,120	$10,862
Stock-based compensation	59	52	51	111	93
Amortization of purchased intangible assets	495	496	522	991	1,043

Non-GAAP gross profit	$11,287	$9,935	$4,889	$21,222	$11,998

GAAP gross profit as percentage of revenues	72.0%	69.1%	64.7%	70.6%	65.7%
Non-GAAP gross profit as percentage of revenues	75.8%	73.1%	73.3%	74.5%	72.6%

GAAP operating expenses	$6,004	$5,640	$5,265	$11,644	$10,687
Stock-based compensation:
Research and development	(737)	(668)	(674)	(1,405)	(1,366)
Selling, general and administrative	(617)	(576)	(525)	(1,193)	(1,008)
Amortization of purchased intangible assets
Selling, general and administrative	(193)	(193)	(210)	(386)	(420)

Non-GAAP operating expenses	$4,457	$4,203	$3,856	$8,660	$7,893

GAAP operating income (loss)	$4,729	$3,747	$(949)	$8,476	$175

Non-GAAP operating income	$6,830	$5,732	$1,033	$12,562	$4,105

GAAP net income (loss)	$2,248	$2,868	$(711)	$5,116	$698
Stock-based compensation	1,413	1,296	1,250	2,709	2,467
Amortization of purchased intangible assets	688	689	732	1,377	1,463
Taxes on income	2,739	1,140	--	3,879	--
Net loss attributable to noncontrolling interest	--	--	(25)	--	(34)

Non-GAAP net income	$7,088	$5,993	$1,246	$13,081	$4,594

Non-GAAP net income per share - Diluted	$0.26	$0.23	$0.05	$0.50	$0.18
Non-GAAP weighted average shares - Diluted*	26,816,945	26,017,203	23,477,245	26,403,831	23,469,543

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with ASC 718 (originally issued as SFAS 123R).

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$83,302	$67,238
Trade receivables, net	6,458	6,340
Other receivables	698	6,065
Inventories	2,687	1,533
Deferred tax asset	6,248	6,038
Total current assets	99,393	87,214

NON CURRENT ASSETS:
Severance pay fund	4,375	4,099
Long term deferred tax asset	1,605	5,571
Total non current assets	5,980	9,670

PROPERTY AND EQUIPMENT, NET	367	394

Goodwill	96,276	96,276
Intangible assets, net	2,490	3,869

TOTAL ASSETS	$204,506	$197,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$2,042	$1,963
Other payables and accrued expenses	6,108	10,218
Total current liabilities	8,150	12,181

LONG TERM LIABILITIES:
Accrued severance pay	5,129	4,779

SHAREHOLDERS’ EQUITY:
Share capital	144	140
Additional paid-in capital	263,182	257,078
Accumulated other comprehensive income	47	507
Accumulated deficit	(72,146)	(77,262)
Total shareholders’ equity	191,227	180,463

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$204,506	$197,423

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009

Cash flows from operating activities:

Net income (loss)	$2,248	$2,868	$(711)	$5,116	$698
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	738	741	781	1,479	1,570
Decrease in trade and other receivables, net	14	4,995	2,435	5,009	804
Decrease (increase) in inventory	(835)	(319)	668	(1,154)	576
Decrease in deferred tax asset	2,739	1,109	--	3,848	--
Increase (decrease) in trade payables and other accrued liabilities, net	1,330	(5,202)	(281)	(3,872)	368
Realized gain related to sale of marketable securities	--	--	(2)	--	(2)
Stock-based compensation	1,413	1,296	1,250	2,709	2,467
Net loss attributable to noncontrolling interest	--	--	(25)	--	(34)

Net cash provided by operating activities	7,647	5,488	4,115	13,135	6,447

Cash flows from investing activities:

Purchase of property and equipment	(46)	(219)	(8)	(265)	(77)

Net cash used in investing activities	(46)	(219)	(8)	(265)	(77)

Cash flows from financing activities:

Proceeds from issuance of share capital	--	1,072	--	1,072	--
Proceeds from exercise of options	745	1,558	109	2,303	121

Net cash provided by financing activities	745	2,630	109	3,375	121

Unrealized gain (loss) on marketable securities, net	(93)	(88)	767	(181)	754

Increase in cash, cash equivalents and marketable securities	8,253	7,811	4,983	16,064	7,245
Cash, cash equivalents and marketable securities at the beginning of the period	75,049	67,238	50,377	67,238	48,115
Cash, cash equivalents and marketable securities at the end of the period	$83,302	$75,049	$55,360	$83,302	$55,360